# Change is Needed to Reverse Cannae's Underperformance

## CNNE's Total Shareholder Return Has Severely Underperformed its Peers for the Past 5 Years



### CNNE's Underperformance

-127%

-154%

Oct-20  Apr-21  Oct-21  Apr-21  Oct-22  Apr-23  Oct-23  Apr-24  Oct-24  Apr-25  Oct-25

■ CNNE vs Proxy Peers    ■ CNNE vs Russell 2000 Index Financials

Vote **GOLD** to elect Carronade's four highly qualified nominees — Mona Aboelnaga, Benjamin Duster, Dennis Prieto, and Chérie Shaible — to help drive change.

# Carronade's Plan for Change

By implementing these achievable steps, we believe Cannae's equity could have share price upside of **at least 50%**

| **1** | **Reduce Costs, Align Incentives** | • Target ~1.5% corporate overhead as % of AUM, including SBC <br>• Convert MSA termination fee cash payments into performance-based stock compensation <br>• **Potential upside of 13%, assuming current overhead 'multiple'** |
|---|---|---|
| **2** | **Spin of Public Holdings to Collapse Discount** | • Signals commitment to address share price underperformance <br>• Forces re-rating of remaining holdings <br>• Tax efficient distribution of capital to shareholders <br>• **Potential upside of 4%** |
| **3** | **Improved Accountability and Governance** | • Enhanced Board oversight and adoption of governance best practices <br>• Improved shareholder confidence in value realization plan, set concrete targets for performance <br>• **Potential upside of 12%** |
| **4** | **Transparency and Support Private Valuations** | • Improved disclosure on private positions and establish transparent investment selection process <br>• Rationalize small or non-core positions and valuation support remaining <br>• Evaluate tax loss optimization |
| **5** | **Rebuild Investor Confidence in NAV Growth** | • Smaller, focused portfolio that benefits from consistent narrative and fund-level asset management synergies <br>• Solidify go forward strategy and confidence in succession plan to execute |

Vote **GOLD** to elect Carronade's four highly qualified nominees and enact real change at Cannae.

IMPROVE CANNAE

# A Fit-for-Purpose, Independent Board Refresh

Carronade's four nominees have the expertise and know-how to help drive Cannae's turnaround



### Mona Aboelnaga

*Managing Partner, K6 Investments*

Mona Aboelnaga is Managing Partner of K6 Investments LLC, a private investment firm she founded in 2011, which invests across diverse industries, including financial services, technology and consumer products. She has significant investment management expertise and extensive corporate governance expertise as a board member of both public and private companies.



### Benjamin C. Duster, IV

*CEO, Cormorant IV Corporation*

Benjamin C. Duster, IV has served as the Chief Executive Officer of Cormorant IV Corporation, a finance operations and strategic advisory and interim executive management firm, since founding Cormorant in August 2014. Mr. Duster has significant experience working with companies to improve execution effectiveness and create long-term sustainable value, and has served on numerous public and private company boards.



### Dennis Prieto

*Managing Partner, Peak Advisory Group*

Dennis A. Prieto is a consultant and serves on various boards of directors, including TimberHP, Inc. and Empire Today IP Holdings. He is also Managing Partner at Peak Advisory Group LLC, a business consulting firm he founded in November 2023. Mr. Prieto has significant investment management and board experience, as well as financial and restructuring expertise.



### Chérie L. Shaible

*Founder, CLS Advisory*

Chérie L. Schaible is the founder of CLS Advisory, LLC, which provides legal consulting, general counsel and board services, and has served, on a part-time basis, as the general counsel of Thrasio, an e-commerce company, since March 2025. Ms. Schaible has extensive financial, legal and investment management experience.

To help ensure Carronade's nominees are elected, you should "WITHHOLD" on Cannae Nominees Erika Meinhardt, Barry B. Moullet, James B. Stallings, Jr., and Frank P. Willey. Use the **GOLD** proxy card.

**IMPROVE CANNAE** — **GOLD PROXY CARD**

| CARRONADE NOMINEES | FOR | WITHHOLD |
|---|---|---|
| Mona Aboelnaga | ✓ | |
| Benjamin C. Duster, IV | ✓ | |
| Dennis A. Prieto | ✓ | |
| Chérie L. Schaible | ✓ | |

| OPPOSED CANNAE NOMINEES | FOR | WITHHOLD |
|---|---|---|
| Erika Meinhardt | | ✗ |
| James B. Stallings Jr. | | ✗ |
| Frank P. Willey | | ✗ |
| Barry B. Moullet | | ✗ |

**PROPOSALS**

- ✗ Strong recommendation to vote "AGAINST" Proposal 2 (Say-on-Pay)
- ✓ Strong recommendation to vote "FOR" Proposal 4 (Board Declassification)

For help voting your shares, please contact Okapi Partners LLC at its toll-free number **(855) 208-8903** or via email at **info@okapipartners.com**

# Disclaimers

This letter does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. This letter does not recommend the purchase or sale of a security. There is no assurance or guarantee with respect to the prices at which any securities of Cannae Holdings, Inc. (the "Company") will trade, and such securities may not trade at prices that may be implied herein. This letter reflects the analysis and perspectives of Carronade Capital Management, LP ("Carronade Capital Management") in connection with the solicitation of proxies of the Company. The discussions and opinions herein are for general information only, and are not intended to provide financial, legal or investment advice to any specific person who may receive this letter. Each shareholder of the Company should independently evaluate the proxy materials and make a decision that aligns with their own financial interests, consulting with their own advisers, as necessary. **Shareholders of the Company and their respective advisors are urged to read the definitive proxy statement and all other relevant documents filed with the SEC.**

This letter contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects", "anticipates", "believes", "intends", "estimates", "plans", "will be" and similar expressions. Examples include potential value, future actions, proposed strategies and potential impact of electing Carronade's nominees to the Company's board of directors. Although Carronade and its affiliates believe that the expectations reflected in forward-looking statements contained herein are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties—many of which are difficult to predict and are generally beyond the control of Carronade Capital Management or the Company—that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition, the foregoing considerations and any other publicly stated risks and uncertainties should be read in conjunction with the risks and cautionary statements discussed or identified in the Company's public filings with the U.S. Securities and Exchange Commission, including those listed under "Risk Factors" in the Company's annual reports on Form 10-K and quarterly reports on Form 10-Q . The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Carronade does not undertake any obligation to update or revise any forward-looking information or statements. Certain information included in this letter is based on data obtained from sources considered to be reliable. Any analyses provided herein is intended to assist the reader in evaluating the matters described herein and may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. No statement in contained herein is intended to be nor may be construed as a profit forecast. Carronade Capital Management is not acting and does not purport to act in any way as an advisor or in a fiduciary capacity vis-à-vis any shareholder. Accordingly, any analyses should not be viewed as factual and should not be relied upon as an accurate prediction of future results. All figures are estimates and, unless required by law, are subject to revision without notice.

The successful election of Carronade's nominees does not constitute a guarantee that any proposed strategy or operational modifications detailed herein will be successfully implemented or attained. As the elected nominees will constitute a minority of the Board of Directors, their capacity to effectuate changes is contingent upon the collective decision-making and support of the entire Board and existing management. Any strategic plan or operational changes outlined herein are **non-binding recommendations** and do not constitute a commitment or promise.

Certain of the funds(s) and/or account(s) ("Accounts") managed by Carronade Capital Management currently beneficially own shares of the Company. Carronade Capital Management in the business of trading (i.e., buying and selling) securities and intends to continue trading in the securities of the Company. You should assume the Accounts will from time to time sell all or a portion of its holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares. Consequently, Carronade Capital Management's beneficial ownership of shares of, and/or economic interest in, the Company may vary over time depending on various factors, with or without regard to Carronade Capital Management's views of the Company's business, prospects, or valuation (including the market price of the Company's shares), including, without limitation, other investment opportunities available to Carronade Capital Management, concentration of positions in the portfolios managed by Carronade Capital Management, conditions in the securities markets, and general economic and industry conditions. Without limiting the generality of the foregoing, in the event of a change in the Company's share price on or following the date hereof, Carronade Capital Management may buy additional shares or sell all or a portion of its Account's holdings of the Company (including, in each case, by trading in options, puts, calls, swaps, or other derivative instruments relating to the Company's shares). Carronade Capital Management also reserves the right to change the opinions expressed herein and its intentions with respect to its investment in the Company, and to take any actions with respect to its investment in the Company as it may deem appropriate, and disclaims any obligation to notify the market or any other party of any such changes or actions, except as required by law.

Page 1 Source: Bloomberg, Company Filings and Carronade analysis as of 10/31/2025. Cumulative shareholder return relative to Proxy Peer average and the Russell 2000 Index Financials, of which CNNE is a member.
Page 1 Source: 2024 Cannae Peer Group ("Proxy Peers") include Main Street Capital (MAIN), Compass Diversified Holdings (CODI), StepStone Group (STEP), Hercules Capital (HTGC), Federated Hermes (FHI), Capital Southwest (CSWC), Artisan Partners (APAM), Trinity Capital (TRIN), Hamilton Lane (HLNE), Bridge Investment Group (BRDG) and GCM Grosvenor (GCMG).
Page 2 Source: Bloomberg, Company Filings and Carronade analysis as of 10/31/2025.

## Additional information, including instructions on how to vote your shares and stay connected with us, can be found at: *www.improvecannae.com*

Together, we can **#ImproveCannae.**
Vote using the enclosed **GOLD** proxy card.

IMPROVE CANNAE